SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,876,944 Net interest income 489,527 Loans and accounts receivables from customers and banks, net 39,510,446 Net fee and commission income 154,932 Loans and accounts receivables from customers at fair value, net 370,633 Result from financial operations 85,258 Financial instruments 9,633,504 Total operating income 729,717 Financial derivative contracts 11,211,461 Provision for loan losses (158,777) Other asset ítems 7,293,915 Support expenses (225,004) Total assets 69,896,903 Other results (9,549) Income before tax 336,387 Principal liabilities MCh$ Income tax expense (55,909) Deposits and other demand liabilities 13,746,374 Net income for the period 280,478 Time deposits and other time liabilities 17,247,579 Issued debt and regulatory capital instruments 10,225,561 Attributable to: Financial derivative contracts 11,424,288 Equity holders of the Bank 273,190 Other liabilities ítems 12,359,280 Non-controlling interest 7,288 Total equity 4,893,821 Total liabilities and Equity 69,896,903 Equity attributable to: Equity holders of the Bank 4,739,336 Non-controlling interest 154,485 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of March 31, 2026 The principal balances and results accumulated for the period ending March 2026 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Marzo de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Marzo de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.876.944
Créditos y cuentas por cobrar a clientes y bancos	39.510.446
Créditos y cuentas por cobrar a clientes a valor razonable	370.633
Instrumentos financieros	9.633.504
Contratos de derivados financieros	11.211.461
Otros rubros del activo	7.293.915
Total Activos	**69.896.903**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.746.374
Depósitos y otras captaciones a plazo	17.247.579
Instrumentos de deuda y capital regulatorio emitidos	10.225.561
Contratos de derivados financieros	11.424.288
Otros rubros del pasivo	12.359.280
Total patrimonio	4.893.821
Total Pasivos y Patrimonio	**69.896.903**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.739.336
Interés no controlador	154.485

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	489.527
Ingresos netos de comisiones	154.932
Resultado de operaciones financieras	85.258
Total ingresos operacionales	**729.717**
Gasto de pérdidas crediticias	(158.777)
Gastos de apoyo	(225.004)
Otros resultados	(9.549)
Resultado antes de impuesto	**336.387**
Impuesto a la renta	(55.909)
Utilidad consolidada del periodo	**280.478**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	273.190
Interés no controlador	7.288

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?